UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)

R.V.B. Holdings Ltd
(Name of Issuer)

Ordinary Shares, Par Value NIS 1.0 Per Share
(Title of Class of Securities)

M20512 10 5
(CUSIP Number)

 Orly Tsioni, Esq.
Yigal Arnon & Co.
1 Azrieli Center, Tel-Aviv, Israel
972-3-608-7851

(Name, Address and Telephone Number of Person Authorized
To Receive Notices and communications)

February 6, 2011
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. M20512105	Page 2 of 7 Pages
1	NAME OF REPORTING PERSON: Aviv Tzidon I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITLES ONLY) : Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 60,942,608 Ordinary Shares1
	8	SHARED VOTING POWER: 0 Ordinary Shares
	9	SOLE DISPOSITIVE POWER: 60,942,608 Ordinary shares
	10	SHARED DISPOSITIVE POWER: 21,111,111 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 82,053,719 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 67.98%2
14	TYPE OF REPORTING PERSON: IN

1
On March 1, 2004, Mr. Aviv Tzidon was granted options to purchase 9,000,000 Ordinary Shares of the Issuer, at an exercise price of $0.18 per share. One fifth of the options are deemed vested upon the completion of each full year of his service as Chairman of the board of directors of the Issuer, which commenced on November 24, 2003. Once vested, the options are exercisable for a period of three years. As of the date hereof, options to purchase 6,200,000 shares underlying these options expired, 1,800,000 are considered to be beneficially owned by Mr. Tzidon and options to purchase 1,000,000 Ordinary Shares of the Issuer were exercised by Mr. Tzidon in November 2009.

Following a tender offer, Chun Holdings Ltd. purchased 7,142,608 Ordinary Shares of the Issuer for an aggregate consideration of $1,285,669.44 ($0.18 per share) in December 2003. On December 31, 2003 Chun Holdings Ltd. transferred all of its holdings in the Issuer to its affiliate Chun Holdings LP ("Chun LP").

On March 3, 2004, Chun LP entered into an agreement to purchase 33,333,333 of the Issuer's Ordinary Shares at a price per share of $0.18 for an aggregate purchase price of $6,000,000. Also on March 3, 2004, Chun LP, agreed to provide the Issuer with a credit line in the amount of $3.2 million. In consideration for this credit line, Chun LP was granted a four-year warrant to purchase an additional 40,000,000 of the Issuer's Ordinary Shares for an exercise price of $0.18 per share. Of the warrants to purchase 40,000,000 Ordinary Shares, Chun LP waived its rights to receipt of warrants to purchase 10,000,000 Ordinary Shares and agreed that such warrant be granted to certain other entities. Of the remaining warrants to purchase 30,000,000 Ordinary Shares, Chun LP transferred warrants to purchase 1,468,889 Ordinary Shares to certain of the Issuer's principal banks. On August 4, 2004 Chun LP exercised part of the warrant to purchase 11,000,000 Ordinary Shares, par value NIS 1.0 each, and on September 26, 2004 it exercised warrants to purchase an additional 6,666,667 Ordinary Shares, par value NIS 1.0 each, in exchange for an aggregate amount of US$3,180,000 based upon an exercise price per share of $0.18.

On September 8, 2010 Portel Marketing S.A., Aviv Tzidon and Chun LP entered into an agreement (the “September 2010 Agreement”) pursuant to which Chun LP granted Aviv Tzidon, or a company controlled by Mr. Tzidon, the option to purchase from Chun LP 58,142,608 Ordinary Shares of the Issuer (the “RVB Shares”), such shares constituting all of Chun LP’s holdings in the Issuer.

On December 16, 2010, A.O. Tzidon (1999) Ltd., a company wholly owned by Aviv Tzidon, exercised the option granted under the September 2010 Agreement and purchased 58,142,608 Ordinary Shares of the Issuer from Chun LP in accordance with the terms of the September 2010 Agreement.

On February 6, 2011 A.O. Tzidon (1999) Ltd., a company wholly owned by Aviv Tzidon, and Aviv Tzidon, entered into a Share Purchase Agreement with H.S.N. General Managers Holdings L.P. (“HSN”) pursuant to which subject to the exercise by Greenstone Industries Ltd. of its option to purchase from A.O. Tzidon (1999) Ltd. and Aviv Tzidon, Ordinary Shares of RVB (the “Greenstone Option”) (as reported in the Schedule 13D/A filed on December 20, 2010, file number 005-50582), HSN shall sell to A.O. Tzidon (1999) Ltd. and/or Aviv Tzidon 20,000,000 Ordinary Shares of the Issuer, at a price per share of $0.215 and at an aggregate purchase price of $4,300,000.

In addition, on February 6, 2011, Aviv Tzidon entered into an agreement with Industrial Development Bank of Israel Ltd. (the “Industrial Bank”) pursuant to which Aviv Tzidon undertook to purchase from the Industrial Bank no later than April 14, 2011, 1,111,111 Ordinary Shares of the Issuer, at a price per share of $0.20 and at an aggregate purchase price of $222,222.2.  Aviv Tzidon shall provide a prior notice to the Industrial Bank, of at least seven days prior to the purchase of the shares, at which date the shares shall be transferred to Aviv Tzidon, or a company controlled by Aviv Tzidon, against payment of the consideration.

2
In addition to the above Aviv Tzidon is also the beneficial owner of options to purchase 1,800,000 Ordinary Shares of the Issuer and the holder of 1,000,000 Ordinary Shares of the Issuer, and assuming purchase of the shares from HSN and Industrial Bank  approximately 67.98% of the Issuer's outstanding securities in the aggregate, based on 120,700,535 Ordinary Shares currently outstanding (assuming the exercise of the vested options held by Aviv Tzidon and assuming no other exercise of the Issuer's convertible securities).

Explanatory Note

The following constitutes Amendment No.5 ("Amendment No.5") to the Schedule 13D filed by Aviv Tzidon with the Securities and Exchange Commission (the "SEC") on January 5, 2004  with respect to the Ordinary Shares, par value NIS 1.0 per share, of R.V.B. Holdings Ltd. (f/k/a BVR Systems (1998) Ltd.), as amended by Amendment No.1 to the Schedule 13D filed with the SEC on  November 3, 2004, as amended by Amendment No.2 to the Schedule 13D filed with the SEC on August 6, 2007, as amended by Amendment No.3 to the Schedule 13D filed with the SEC on September 16, 2010 and as amended by Amendment No.4 to the Schedule 13D filed with the SEC on December 20, 2010.  This Amendment No.5 amends the Schedule 13D as specifically set forth herein.  The purpose of this Amendment No.5 is to report on the right granted to A.O. Tzidon (1999) Ltd. and/or Aviv Tzidon to purchase from H.S.N. General Managers Holdings L.P. 20,000,000 Ordinary Shares of the Issuer subject to the exercise by Greenstone Industries Ltd. of its option to purchase from A.O. Tzidon (1999) Ltd. and Aviv Tzidon, Ordinary Shares of the Issuer (the “Greenstone Option”) (as reported in the Schedule 13D/A filed on December 20, 2010, file number 005-50582) and the undertaking of Aviv Tzidon to purchase from Industrial Development Bank of Israel Ltd., 1,111,111 Ordinary Shares of the Issuer no later than April 14, 2011.

Item 3. Source and Amount of Funds or Other Consideration

The purchase of the 20,000,000 Ordinary Shares of the Issuer from HSN is conditioned upon and subject to the exercise and closing of the Greenstone Option. It is the intention of Aviv Tzidon to use funds received from Greenstone upon exercise of the Greenstone Option to purchase the 20,000,000 Ordinary Shares of the Issuer from HSN in consideration for $4,300,000.

The purchase of the 1,111,111 Ordinary Shares of the Issuer from the Industrial Bank in consideration for $222,222.2 is to be funded from personal funds of Aviv Tzidon.

Item 4.  Purpose of Transaction

Item 4 is hereby amended by the following:

As part of the Greenstone Agreement A.O. Tzidon (1999) Ltd. and Aviv Tzidon undertook to make their best efforts to purchase additional shares of the Issuer which shall bring their holdings in the Issuer to 57.5% of the issued share capital of the Issuer (not taking into account 930,000 dormant shares of the Issuer which are held by the Issuer).

During a period of 90 days from the date of the provision of the loan by Greenstone, namely December 16, 2010 (the “Option Period”), Greenstone was granted an option to purchase from A.O. Tzidon (1999) Ltd. and Aviv Tzidon Ordinary Shares of the Issuer (the “Option Shares” and the “Greenstone Option” respectively).

As part of the agreement with HSN it was agreed that A.O. Tzidon (1999) Ltd. and/or Aviv Tzidon shall purchase all of HSN’s holdings in the Issuer, namely 20,000,000 Ordinary Shares.  In addition, Aviv Tzidon has undertook to the Industrial Bank that he will purchase their holdings in the Issuer, bringing the holdings of Aviv Tzidon, directly and indirectly, in the Issuer, without the exercise of the option of Aviv Tzidon to purchase an additional 1,800,000 Ordinary Shares of the Issuer, to approximately 68% of the issued share capital of the Issuer (not taking into account 930,000 dormant shares of the Issuer which are held by the Issuer).

Item 5.   Interest in Securities of the Issuer

Item 5(a), (b) and (c) are amended and restated as follows:

(a)
Aviv Tzidon is the indirect beneficial owner, through A.O. Tzidon (1999) Ltd., a company wholly owned by him, of 58,142,608 Ordinary Shares of the Issuer and the direct beneficial owner of 1,000,000 Ordinary Shares of the Issuer and options to purchase 1,800,000 Ordinary Shares of the Issuer. In addition, Aviv Tzidon has undertook to purchase from the Industrial Bank 1,111,111 Ordinary Shares of the Issuer prior to April 14, 2011 and subject to the exercise of the Greenstone Option has undertaken to purchase from HSN 20,000,000 Ordinary Shares of the Issuer, which collectively brings to holdings of approximately 67.98% of the Issuer's outstanding securities in the aggregate, based on 120,700,535 Ordinary Shares currently outstanding (assuming the exercise of the vested options held by Aviv Tzidon and assuming no other exercise of the Issuer's convertible securities).

(b)
As of the date of the filing of this Statement Aviv Tzidon has voting power with respect to 59,142,608 Ordinary Shares, 58,142,608 through O.A. Tzidon (1999) Ltd., a company wholly owned by Aviv Tzidon and in which he is the sole director, and 1,000,000 Ordinary Shares of the Issuer directly. In addition, Aviv Tzidon holds options to purchase 1,800,000 Ordinary Shares of the Issuer, of which he has sole dispositive power.

(c)
On February 6, 2011 A.O. Tzidon (1999) Ltd., a company wholly owned by Aviv Tzidon, and Aviv Tzidon, entered into a Share Purchase Agreement with H.S.N. General Managers Holdings L.P. (“HSN”) pursuant to which subject to the exercise by Greenstone Industries Ltd., of its option to purchase from A.O. Tzidon (1999) Ltd. and Aviv Tzidon, Ordinary Shares of RVB (the “Greenstone Option”) (as reported in the Schedule 13D/A filed on December 20, 2010, file number 005-50582), HSN shall sell to A.O. Tzidon (1999) Ltd. and/or Aviv Tzidon 20,000,000 Ordinary Shares of the Issuer, at a price per share of $0.215 and at an aggregate purchase price of $4,300,000.

In addition, on February 6, 2011, Aviv Tzidon entered into an agreement with Industrial Development Bank of Israel Ltd. (the “Industrial Bank”) pursuant to which Aviv Tzidon undertook to purchase from the Industrial Bank no later than April 14, 2011, 1,111,111 Ordinary Shares of the Issuer, at a price per share of $0.20 and at an aggregate purchase price of $222,222.2.  Aviv Tzidon shall provide a prior notice to the Industrial Bank ,of at least seven days prior to the purchase of the shares, at which date the shares shall be transferred to Aviv Tzidon, or a company controlled by Aviv Tzidon, against payment of the consideration.

Item 6.   Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended as follows:

On February 6, 2011 A.O. Tzidon (1999) Ltd., a company wholly owned by Aviv Tzidon, and Aviv Tzidon, entered into a Share Purchase Agreement with H.S.N. General Managers Holdings L.P. (“HSN”) pursuant to which subject to the exercise by Greenstone Industries Ltd. of its option to purchase from A.O. Tzidon (1999) Ltd. and Aviv Tzidon, Ordinary Shares of RVB (the “Greenstone Option”) (as reported in the Schedule 13D/A filed on December 20, 2010, file number 005-50582), HSN shall sell to A.O. Tzidon (1999) Ltd. and/or Aviv Tzidon 20,000,000 Ordinary Shares of the Issuer, at a price per share of $0.215 and at an aggregate purchase price of $4,300,000.

In addition, on February 6, 2011, Aviv Tzidon entered into an agreement with Industrial Development Bank of Israel Ltd. (the “Industrial Bank”) pursuant to which Aviv Tzidon undertook to purchase from the Industrial Bank no later than April 14, 2011, 1,111,111 Ordinary Shares of the Issuer, at a price per share of $0.20 and at an aggregate purchase price of $222,222.2. Aviv Tzidon shall provide a prior notice to the Industrial Bank, of at least seven days prior to the purchase of the shares, it which date the shares shall be transferred to Aviv Tzidon, or a company controlled by Aviv Tzidon, against payment of the consideration.

Item 7:

Item 7 is amended as follows:

Exhibit 8	Copy of the Agreement between Aviv Tzidon, A.O. Tzidon (1999) Ltd. and H.S.N. General Managers Holdings LP, dated February 6, 2011.

Exhibit 9	English Translation of the Agreement between Aviv Tzidon and Industrial Development Bank of Israel Ltd., dated February 6, 2011.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned hereby certify that the information set forth in this Statement is true, complete and correct.

Date: February 8, 2011

Aviv Tzidon

Signature: (-)